December 7, 2012

Pamela Chen, Esq.
Schulte Roth & Zabel LLP
919 Third Avenue
New York, NY 10022

Re: MVC Capital, Inc. (File Nos. 333-184803 and 814-00201)

Dear Ms. Chen:

We have reviewed the registration statement on Form N-2 of MVC Capital, Inc. ("Company"), filed on November 7, 2012. We have also reviewed the Company's most recent Form 10-K. The registration statement was filed to register common stock for a shelf offering pursuant to Rule 415 under the Securities Act of 1933 ("1933 Act"). We have used captions from the registration statement above our comments to indicate the sections of the registration statement to which the comments relate. You also should consider a comment made with respect to one section applicable to similar disclosure elsewhere in the registration statement. All capitalized terms not otherwise defined herein have the meaning given to them in the registration statement. We have the following comments.

Prospectus

Outside Front Cover

1. Please disclose the following information on the outside front cover in bold and a larger type face: (1) the securities in which the Company invests will generally not be rated by any rating agency; (2) if they were rated, they would be rated as below investment grade, a rating that is commonly referred to as "junk"; and (3) indebtedness of below investment grade quality is regarded as having predominantly speculative characteristics with respect to the issuer's capacity to pay interest and repay principal.

2. Given that the Company's shares have a history of trading at a large and persistent discount (currently approximately 23%) to its NAV, please include a prominent statement describing the tendency of the Company's shares to trade at a discount from NAV and the risk of loss this creates for investors purchasing shares in the public offering.

Prospectus Summary, page 1

The disclosure states that "we" refers "to MVC Capital, Inc. and its subsidiary, MVC Financial Services, Inc. ("MVCFS")…and 'we' also refers to TTG Advisers acting on behalf of MVC Capital." This multiple use of "we" is confusing, particularly given the Company's complex operational structure. Please limit the use of "we" to MVC-related entities to eliminate this source of confusion.

The Company, page 1

1. The disclosure states:

> The Company has continued its growth. As of July 31, 2012, the Company's net assets were approximately $392.8 million compared with net assets of approximately $137 million at October 31, 2003 (immediately prior to Mr. Tokarz assuming portfolio management responsibilities for the Company), an approximately $255.8 million or 187% cumulative increase.

Please revise this statement to clarify how much of the Company's growth in net assets is the result of contributions of capital, rather than from operations.

2. The disclosure states:

> Prior to [2003], the [Company] had experienced significant valuation declines from investments made by the former management team. After only three quarters of operations under the new management team, the [Fund] posted a profitable third quarter for fiscal year 2004, reversing a trend of 12 consecutive quarters of net investment losses and earned a profit for the entire fiscal year.

We consider this information about the historical profitability of the Company, when presented in isolation, to be misleading. Please disclose the performance history of the Company since the current management team took over, both based on the Company's market price and net asset value. Please also disclose the current and average annual market discount to NAV of the shares, the current and average annual distribution rate (based on offering price), and the current and average annual yield.

3. The disclosure presents the Company's net assets as of July 31, 2012. Here and throughout the prospectus, please present the Company's financial information as of the Company's October 31st fiscal year-end. In particular, all references to nine month periods ended July 31st should be changed to the 12 month periods ended October 31st.

4. Please also disclose the current composition of the Company's portfolio in terms of the relative percentages of equity and debt.

About MVC Capital, page 1

1. The disclosure states that "[f]iscal year 2011 represented another year where we navigated through a challenging environment and prudently deployed capital into new and existing portfolio companies." Particularly because both the stock markets and bond markets rose over 2011, we believe that the meaning of the term "challenging" should be clarified. In addition, please delete "prudently" here and elsewhere since whether these investments are prudent cannot reasonably be determined until sufficient time has passed to evaluate the their performance.

2. The disclosure states that "[o]ver the past eight years, through October 31, 2011, significant returns have been generated for shareholders." Please delete this statement since over at least the past five years, the only "returns" paid to shareholders have been returns of their own capital.

3. Please provide a separate subsection in the summary that describes the change in management that occurred in 2003. This subsection should discuss the "tender offer" and the "Legacy Investments" referred to in this section. It also should discuss the externalization of management in 2006.

4. The disclosure states:

> Most recently, the Company declared a 13.5 cent per share dividend for the fourth fiscal quarter of 2012, a 12.5% increase over the prior quarter's distribution. This distribution represents the thirtieth consecutive quarterly dividend paid by the Company since implementing a dividend policy in July 2005.

This statement is inaccurate. The distributions were not dividends because they were not paid out of earnings and profits. Please revise this statement to make clear that, as reflected in the financial statements on page F-11, for the past 5 fiscal years the distributions to shareholders have been from paid-in capital.

5. The disclosure, on page 2, states that "[t]he Company through MVC Partners, LLC ("MVC Partners") Limited Partnership interest and MVCFS' General Partnership interest contributed approximately $8.2 million of its $20.1 million capital commitment to the PE Fund…."

As a general matter, the disclosure surrounding the Company's investment in the PE Fund is confusing. Please identify and describe the "Limited Partnership interest" and "MVCFS' General Partnership interest." Subsequent disclosure indicates that the Company committed to contribute, and did contribute, capital to PE Fund through MVC Partners, LLC, and MVCFS, but there is no mention of the Company contributing capital through a limited partnership to the PE Fund. Is this language instead meant to indicate that the MVC Partners investment was made through a limited partnership interest in the PE Fund and the MVCFS investment was made through a general partnership interest in the PE Fund? Please clarify the disclosure.

Please also explain why the Company invested in the PE Fund through two general partner entities and a limited partner entity. Please provide a cross reference to a comprehensive explanation of the investment structure of the PE Fund.

With respect to the Company's structure generally and, in particular, its investment in the PE Fund, see our comment below in "Complying with the RIC requirements may cause us to forego otherwise attractive opportunities".

6. The disclosure, on page 2, states that "[s]ince then and through October 31, 2011, the Company paid over $74 million in distributions…." Please add that most, if not all, of the distributions came from the investors' paid-in capital.

7. The disclosure, on page 2, states that the Company "extracted approximately $58.4 million of cash from the legacy portfolio…." Please define and explain the term "legacy portfolio" and explain what is meant by "extracted."

8. The disclosure, on page 2, states that "[w]e are currently working…to move the composition of our portfolio to a more yielding portfolio, over time." Please be more specific. What is the current yield of the portfolio and what is the goal in the future?

9. The disclosure, on page 2, states that "[d]ue to our asset growth and composition, compliance with the RIC…requirements currently restricts our ability to make to make additional investments that represent more than 5% of our total assets or more than 10% of the outstanding voting securities of the issuer ('Non-Diversified Investments')." Please disclose additional detail on why the Company's "asset growth and composition" restricts its ability to make additional Non-Diversified Investments. Please also disclose any risks this poses to the Company.

10. The disclosure, on page 2, states that "[t]he 1940 Act prohibits us from altering or changing our investment objective, strategies or policies such that we cease to be a business development company and prohibits us from voluntarily withdrawing our election to be regulated as a business development company, without the approval of the holders of a "majority," as defined in the 1940 Act, of our outstanding voting securities. As a technical matter, the term "majority" is not defined in the 1940 Act. Instead, the 1940 Act defines "voting security", which in turn includes a definition of "majority."

Competitive Advantages, page 3

The disclosure states that "[i]n contrast to traditional private equity and mezzanine funds, which typically have a limited life, the perpetual nature of our corporate structure provides us with a permanent capital base and ensures that we are not exposed to the investor withdrawals and fund liquidations those other funds may encounter." Private equity and mezzanine funds are not subject to investor withdrawals, absent certain exigent circumstances. Please revise the disclosure accordingly.

Use of Proceeds, page 5

1. The disclosure states that "[w]e intend to use the net proceeds from the sale of our securities for general corporate purposes, including, for example…allocating capital to an SBIC vehicle…." Please explain this statement because there is no other mention of an SBIC subsidiary in the prospectus.

2. Can the offering proceeds be used to fund distributions? If so, please provide the appropriate risk disclosure (i.e., shareholders will be will be receiving their own capital net of the Company's fees and that, although not currently taxable, such distributions will have the effect of lowering the shareholders' basis in their shares, which will result in higher tax liability when the shares are sold, even if they have not increased in value or have, in fact, lost value).

Determination of Company's Net Asset Value, page 5

The disclosure states that "[o]ur Board of Directors may also hire independent consultants to review our Valuation Procedures or to conduct an independent valuation of one or more of our portfolio investments." Please disclose whether the Company currently intends to hire independent valuation experts in the current fiscal year and, if not, why not. Please also disclose that the Company has never sought independent third-party confirmation of its Valuation Committee's fair value estimates, even though substantially all of its portfolio is and has been comprised of assets classified under ASC 820 as "level 3."

Distributions, page 6

The disclosure states:

> All such shareholders will have any cash dividends and distributions automatically reinvested by Computershare Ltd. (the "Plan Agent"), in additional shares of our common stock….Any shareholder may, of course, elect to receive his or her dividends and distributions in cash….To receive your dividends and distributions in cash, you must notify the Plan Agent.

Please disclose or provide a cross reference to contact information for the Plan Agent. We note that the prospectus provides only the address of the Plan Agent's corporate headquarters on page 98.

Business Risks, page 7

Please include a risk factor disclosing that since the Adviser's management fee is based on gross assets, the Adviser has an incentive to cause the Company to incur leverage.

Fees and Expenses, page 10

1. In the section "Shareholder Transaction Expense", disclose any dividend reinvestment fees, as required by Item 3 of Form N-2.

2. "Consolidated net assets" as used in the fee table are calculated as of July 31, 2012. Please instead use the weighted average of the Company's consolidated net assets estimated for the current fiscal year, including the anticipated net proceeds from any offerings in the current fiscal year.

3. Explain to us how the "Management fees" totaling 2.14% were calculated based on the anticipated weighted average total assets for the current fiscal year, which should include expected borrowings ($50 million in the 2012 fiscal year) and expected issuance of debt and equity securities senior to common shares, as well as the anticipated net proceeds from any offerings during the current fiscal year.

4. "Other expenses" should be estimated based on estimated amounts for the current fiscal year, which began on November 1st.

5. Confirm that any current or deferred tax expense incurred by the Company and its consolidated subsidiaries is included in "Other expenses."

6. "Total annual expenses" sums to 8.49%, rather than 8.50%. Please correct.

7. Please delete the last two lines of the fee table. Footnote 8 provides that the "expense cap" agreement with the Adviser will remain in effect "through the fiscal year 2013," which ends On October 31, 2013. Unless an expense reimbursement or fee waiver arrangement cannot be terminated by the Adviser for at least one year from the effective date of the registration statement, its effect cannot be shown in the fee table.

8. Footnote 5 states that "[t]he incentive fee percentage reflects the reserve for incentive compensation as of July 31, 2012." Please explain this statement and confirm that the Company is accruing the capital gain incentive fee on unrealized appreciation and showing the amount for the current fiscal year.

9. Footnote 7 states that the estimate of interest expense "is based on borrowings outstanding as of July 31, 2012 and our assumption is that our borrowings and interest costs after an offering will remain similar to the amounts outstanding as of that date." The note also states, however, that "[w]e have borrowed and may continue to borrow money…." Does the Company expect to borrow during the current fiscal year? If yes, please show an interest expense entry based on the Company's expected borrowings for the current fiscal year.

10. Footnote 8 discusses the Company's investments in exchange-traded funds and the "Octagon High Income Fund." This discussion, which is not directly related to the expense cap limitation, should be moved to footnote 5 and its discussion of the Company's management and incentive fees. Footnote 5 should also specifically note that, if accurate, these investments, along with the investment in the PE Fund, are "Non-Eligible Assets."

Further, if the Company is invested in or intends to invest in an investment company or an entity that would be an "investment company" as defined the 1940 Act, but for the exceptions provided for in sections 3(c)(1) and 3(c)(7) of the 1940 Act, disclose the associated Acquired Fund Fees and Expenses ("AFFE") associated with these investments in the fee table, unless they are less than or equal to 1 basis point. This includes any money market funds in which the Company invests.

11. Footnote 8 also discloses an expense limitation of 3.5%, subject to certain exclusions such as incentive compensation and borrowing costs. The total expenses exclusive of incentive compensation and borrowing costs total to 3.51%. Why is this more than the disclosed expense limitation?

12. The text of the examples states that "[i]n calculating the following expense amounts, we assumed we would have no leverage…." Please revise the example to show the expenses of the Company's expected leveraging for the current fiscal year, including borrowings and the issuance of debt and equity securities senior to the common shares.

13. The hypothetical expense example appears to calculate expenses for 1 year, 3 years, 5 years and 10 years using an expense ratio of 7.87% each year. 7.87% is the estimated expense ratio of the Company after taking into account voluntary waivers. These waivers should only be factored into the calculations for the years in which the waivers continue (in this case, a 1 year period). Please revise accordingly.

14. Explain to us what fees the Company pays with respect to its indirect investments in the PE Fund. How are these expenses reflected in the fee table?

15. Please disclose that the example does not include the incentive fees because the example assumes a 5% return.

Our ability to use our capital loss carry forwards and certain other losses may be subject to limitations, page 15

The disclosure states that "[i]f we experience an aggregate 50% shift in the ownership of our common stock from shareholder transactions over a three year period (e.g., if a shareholder acquires 5% or more of our outstanding shares of common stock, or if a shareholder who owns 5% or more of our outstanding shares of common stock significantly increases or decreases its investment in the Company), our ability to utilize our capital loss carry forwards and losses from Legacy Investments to offset future capital gains may be severely limited." Please clarify this statement. Section 382 of the Internal Revenue Code ("Code") provides, in general, that an "ownership change" has occurred if, over a three-year period, the percentage of a corporation's stock owned by one or more "5% shareholders" has increased by more than 50%.

Loss of pass-through tax treatment would substantially reduce net assets and income available for dividends, page 15

1. The disclosure states that the Company "may have difficulty meeting the requirement to make distributions to our shareholders because in certain cases we may recognize income before or without receiving cash representing such income." Please clarify this statement by identifying the kinds of non-cash income to which it refers.

2. We note that the disclosure on page 27 states "[o]f the $20.1 million recorded in interest/dividend income, approximately $2.3 million was "payment in kind" interest/dividends." Since the Company holds debt obligations that are treated as having original issue discount ("OID") under the federal income tax law (such as debt instruments with payment-in-kind ("PIK") interest or, in certain cases, increasing interest rates, debt instruments that were issued with warrants, and deferred loan origination fees that are paid after origination of the loan or are paid in non-cash compensation such as warrants or stock), please disclose the following risks:

   a) The Company must include in income each year a portion of the OID that accrues over the life of the obligation, regardless of whether cash representing such income is received by the Company in the same taxable year. Because any OID or other amounts accrued will be included in investment company taxable income for the year of the accrual, the Company may be required to make a distribution to shareholders in order to satisfy its annual distribution requirement, even though it will not have received any corresponding cash amount. As a result, the Company may have to sell some of its investments at times and/or at prices that would not be advantageous, raise additional debt or equity capital or forgo new investment opportunities for this purpose.

   b) The higher interest rates of OID instruments reflect the payment deferral and increased credit risk associated with these instruments. OID instruments generally represent a significantly higher credit risk than coupon loans.

   c) Even if the accounting conditions for income accrual are met, the borrower could still default when the Company's actual collection is supposed to occur at the maturity of the obligation.

   d) OID instruments may have unreliable valuations because their continuing accruals require continuing judgments about the collectability of the deferred payments and the value of any associated collateral.

   e) OID income may create uncertainty about the source of the Company's cash distributions. For accounting purposes, any cash distributions to shareholders representing OID income are not treated as coming from paid-in capital, even though the cash to pay them comes from the offering proceeds. Thus, despite the fact that a distribution of OID income comes from the cash invested by the shareholders, Section 19(a) of the 1940 Act does not require that shareholders be given notice of this fact by reporting it as a return of capital.

f) PIK interest has the effect of generating investment income and increasing the incentive fees payable to the Adviser at a compounding rate. In addition, the deferral of PIK interest also reduces the loan-to-value ratio at a compounding rate.

g) OID creates the risk that incentive fees will be paid to the Adviser based on non-cash accruals that ultimately may not be realized, but the Adviser will be under no obligation to reimburse the Company for these fees.

3. Please confirm to the staff that any OID interest, if material, will be separately identified in the Company's financial statements. See Rule 6-07(1) of Regulation S-X. The Company's Schedule of Investments should also show the bifurcation of cash and non-cash interest for each OID security. See AICPA Audit Risk Alert, Investment Companies Industry Developments—2011/12 at .86.

Complying with the RIC requirements may cause us to forego otherwise attractive opportunities, page 15

In this subsection, and repeatedly throughout the prospectus, it is indicated that for more information about the PE Fund structure, investors should "please see 'MVC Capital – Our Investment Strategy – Allocation of Investment Opportunities' below." While such a section exists, it is not given sufficient prominence in light of the Company's significant investment in the PE Fund. The Company's investment in the PE Fund, which is central to its investment strategy, must be comprehensively and coherently discussed in in the Prospectus Summary section "About MVC Capital." This discussion should specifically discuss the entities through which the Company makes its investments in the PE Fund. It also should be accompanied by a structure chart that shows each of the Company's wholly owned subsidiaries (including MVC Financial Services Inc., MVC Partners LLC and MVC GP II LLC) that are relevant to the Company's investment in the PE Fund.

We are subject to market discount risk, page 17

Please revise the disclosure to make clear, as is documented on page 26, that the Company's shares have sold historically at significant and persistent discounts to NAV. Please disclose that the Company's shares are currently trading at approximately a 23% discount to NAV and that investors who buy shares in the current offering likely will lose money whenever they sell their shares.

We have not established a minimum dividend payment level and we cannot assure you of our ability to make distributions to our shareholders in the future, page 17.

The disclosure states that "[a]ny distributions will be made at the discretion of our Board and will depend on our earnings, our financial condition, maintenance of our RIC status and such other factors as our Board may deem relevant from time to time." Please disclose in a separate risk disclosure subsection that the Company may, and historically has, made significant amounts of its annual distributions from paid-in capital.

Our relationship with any investment vehicle we or TTG Advisers manage could give rise to conflicts of interest with respect to the allocation of investment opportunities…, page 20

The disclosure states that "[t]he PE Fund has generally been given priority on all Non-Diversified Investments, which investments would otherwise have been made available to us." Please clarify whether the PE Fund only receives priority on the Non-Diversified Investments that the Company is not permitted to make. In addition, this risk factor should specifically describe the fees that the Adviser receives from the PE Fund (both the percentage of the carry and management fee) to help investors better understand the conflict the Adviser faces in allocating investment opportunities between the Company and the PE Fund.

Offering risks are risks that are associated with an offering of our securities, page 23

1. Under a separate heading, please disclose that investors who buy Company shares in the offering likely will lose a significant portion of their investment if they have to sell their shares because the shares have historically sold at very significant discounts to NAV.

2. One of the bullets under "Our common stock price can be volatile" states that "volatility resulting from trading in derivative securities related to our common stock including puts, calls, long-term equity participation securities, or LEAPs, or short trading positions." If the Company may implement its strategies through the use of derivatives, please identify specifically all of the derivatives in which the Company intends to invest and otherwise implement the staff observations concerning derivatives disclosure set forth in the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute dated July 30, 2010. ("Disclosure concerning the principal risks of the fund should…be tailored to the types of derivatives used by the fund, the extent of their use, and the purpose for using derivative transactions.").

We may allocate the net proceeds from this offering in ways with which you may not agree, page 24.

The disclosure states that "[w]e have significant flexibility in investing the net proceeds of an offering of our securities and may use the net proceeds from the offering in ways with which you may not agree or for purposes other than those contemplated at the time of the offering." Please explain this statement, and disclose examples of the "purposes other than those contemplated at the time of the offering."

Future offerings of debt securities…equity securities…may harm the value of our common stock, page 24

The disclosure states that "[b]ecause our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings." Please disclose whether the Company expects to issue debt or equity securities that would be senior to the Company's common stock in the current fiscal year. If so, please revise the fee table and example to reflect the expenses resulting from their issuance. See comment 10 under "Fees and Expenses," above.

Price Range of Common Stock and Distributions, page 25

1. Please provide the current sales price of a Company share and the current NAV per share.

2. The disclosure on page 26 state that "[a]t times, our common stock price per share has traded at a discount to our net asset value per share." Please substitute a statement that the Company's shares generally have traded at a significant discount to NAV.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 26

1. The disclosure, on page 27, states that "[w]e may also seek to achieve our investment objective by establishing a subsidiary or subsidiaries that would serve as general partner to a private equity or other investment fund(s)." Since the Company does in fact use such subsidiaries, please delete "may."

Further, the disclosure notes that MVC GPII, LLC, one of these subsidiaries, acts as general partner to the PE Fund. Does it or MVC Partners, LLC provide investment advice to any other clients? We note that MVC GP II, LLC has indicated that it is an exempt reporting adviser ("ERA") because it acts solely as an adviser to private funds and has assets under management in the United States of less than $150 million. Please indicate in this filing that MVC GP II, LLC is an exempt reporting adviser and that this exemption will no longer be available if it provides investment advice to other private equity funds with more than $46 million in assets or other investment funds. Please also explain to us why MVC Partners, LLC is not an ERA.

2. The disclosure, on page 27, states that "through MVC Partners and MVCFS, the Company committed to invest approximately $20.1 million in the PE Fund." MVC Partners has committed $19.1 million and contributed $8.1 million, while MVCFS has committed and contributed the relatively nominal amounts of $400,000 and $100,000, respectively. Explain to us why the Company is using two subsidiaries, MVC Partners and MVCFS, each identified as a general partner, to contribute capital to the PE Fund?

3. The disclosure, on page 27, states that "[t]he PE Fund has closed on approximately $104 million of capital commitments." Apart from the Company's subsidiaries, who has committed capital to the PE Fund? What, if any, is their relationship to the Company?

4. Is the PE Fund exempt from the definition of investment company under Section 3(c)(1) or (7) of the 1940 Act? If yes: (a) which exemption(s); and (b) explain to us how the PE Fund can be indirectly offered to investors in the BDC that are not "accredited investors" or "qualified purchasers" as those terms are defined in Regulation D and the 1940 Act, respectively.

5. Please disclose prominently all of the principal risks to investors of an investment in the PE Fund and in any other private equity funds that the Company may establish. It should be disclosed that these funds are not regulated under the 1940 Act. Examples of the important protections afforded by the 1940 Act that are absent from an investment in the PE Fund should be disclosed (e.g., the PE Fund may leverage to an unlimited extent, the PE Fund may sell shares in private offerings, and the PE Fund is not a reporting company under the Securities Exchange Act of 1934, and, accordingly, the amount of information available to investors about it will be limited). Also disclose that an investment in the PE Fund will be illiquid and that investors in the PE Fund could lose all of their investment.

6. The disclosure states that the Adviser also acts as investment adviser to the PE Fund. Please disclose the compensation that the Adviser receives from the PE Fund, as well as any other interest the Adviser has in the PE Fund. Please also explain to us why the relationship between the Adviser, the Company and the PE Fund does not violate Sections 57(a)(1), (2) and (4) of the 1940 Act, in particular since the Company was a necessary "anchor limited partner" in the PE Fund that was used to attract other investors.

For the Nine Month Period Ended July 31, 2012, page 27

1. The disclosure states that "under the PE Fund's agreements, a significant portion of the portfolio fees that are paid by the PE Fund's portfolio companies to the GP and TTG Advisers is subject to recoupment by the PE Fund in the form of an offset to future management fees paid by the PE Fund." Does the Company set aside the amounts that may have to be returned by its wholly-owned subsidiary?

2. The disclosure states that "TTG Advisers had also voluntarily agreed that any assets of the Company that were invested in exchange-traded funds and the Octagon Fund would not be taken into account in the calculation of the base management fee due to TTG Advisers under the Advisory Agreement." The "Octagon Fund" has not previously been identified, and is only previously mentioned in a footnote to fee table. Please describe the Octagon Fund and explain the Company's investment in it.

For the Nine Month Period Ended July 31, 2012, page 30

The disclosure states that "significant components of the Company's net realized losses for the nine month period ended July 31, 2012 were primarily due to the reorganization of BP…." The Company's investment in "BP" has not been described previously and "BP" has not been defined. Please do so here. Please also define all defined terms when first used.

Octagon Credit Investors, LLC, page 41

The disclosure states that "Octagon [Credit Investors, LLC,] is a New York-based asset management company that manages leveraged loans and high yield bonds through collateralized debt obligations ("CDO") funds." Is Octagon Credit Investors, LLC a registered investment adviser? If yes, please explain to us why the Company's investment in Octagon Credit Investors, LLC does not violate section 12(d)(3) of the 1940 Act.

SHL Group Limited (formerly PreVisor, Inc.), page 44

The disclosure states that "[o]n May 31, 2006, the Company invested $6.0 million in PreVisor in the form of 9 shares of common stock. Mr. Tokarz, our Chairman and Portfolio Manager, is a minority non-controlling shareholder of PreVisor." Please explain to us why this investment does not create a violation of Section 57(a)(4) of the 1940 Act, given the affiliation between the Company and Mr. Tokarz and Mr. Tokarz's interest in PreVisor. We note that it is not sufficient under Section 57(a)(4) that the Board "approved the transaction."

Guarantees, page 47

The disclosure, on page 48, indicates that the Company and MVC Automotive believe that the liability on a mortgage to MVC Automotive is worth 2.9 million Euro less that the lender Erste Bank believes it is worth. Please explain to us the nature of this dispute, as well as the meaning of the statement that "[t]he Company and MVC Automotive are working to resolve this discrepancy."

Senior Securities, page 50

Supplementally, please provide the Staff with the Company's 2011 asset coverage per unit calculation.

Christopher P. Sullivan, Managing Director, Boston, page 60

The disclosure states that "Mr. Sullivan was responsible for MVC's successful exits of Baltic Motors Corporation and BM Auto, for a combined capital gain of $66.5 million representing a combined IRR of greater than 100%." This disclosure is misleading unless it is accompanied by a discussion of the performance of other portfolio companies that Mr. Sullivan worked with, as well as a discussion of other factors that contributed to each portfolio company's performance. Please delete this statement.

Portfolio Companies, page 64

1. Since the Company owns 56.2% and 10.45% of the common stock of NPWT Corporation and Lockorder Limited, respectively, these investments should be moved to the sections on control investments and affiliated investments, respectively.

2. The Company's investments in Centile Holdings B.V., 98% of whose "common equity interest" is owned by the Company, Security Holdings B.V., 98% of whose "common equity interest" is owned by the Company, and SGDA Europe B.V., 99.9% of whose "common equity interest" is owned by the Company, should be moved to the section on control investments.

3. We note that a number of the "portfolio companies" of the Company are, in fact, subsidiaries of the Company. That is, the Company owns all or at least a majority of the common equity of such companies. In addition, we note that several of these subsidiaries are foreign holding companies. The investment strategy section of the prospectus should prominently disclose the Company's strategy of owning a majority or all of the equity of portfolio companies (including foreign holding companies), and the risks related to this strategy.

4. Please disclose the percentages of the Company's total assets that are currently invested in the securities of foreign issuers and in the securities of issuers that are excluded from the definition of an investment company by Section 3(c) of the 1940 Act. Please confirm that the Company is in compliance with the requirements of Section 55 of the 1940 Act.

5. It appears that the Company is using the PE Fund to enable it to maintain its election under Subchapter M of the Code, while circumventing the investment diversification requirements of Section 851(b)(3) of the Code. There appears to be a risk that this strategy could disqualify the Company's Subchapter M election. Has the Company sought a private letter ruling from IRS on this issue? Please disclose any risks this presents to the Company.

6. Given the percentages of total Company assets that the values of some of the individual portfolio companies appear to represent and given the percentages of outstanding voting securities of some of the portfolio companies that the Company owns, please explain to us how the Company is in compliance with the investment diversification requirements of Section 851(b)(3) of the Code. Depending on your response, we may have additional comments.

Valuation Methodology, page 71

1. The entire first paragraph, following the first sentence, repeats disclosure earlier on the page. Please delete the repetition.

2. Please explain why the Company changed from monthly to quarterly valuation of its assets.

3. The disclosure, on page 73, states that "[f]or the Company's or its subsidiary's investment in the PE Fund…the Valuation Committee relies on the GP's determination of the Fair Value…." Please delete the phrase "or its". The Company does not directly invest in the PE Fund.

Advisory Agreement, page 81

1. The disclosure states that the base management fee excludes "the value of any investment in a third-party vehicle covered by a separate agreement…." Please explain to us why, if the management fee excludes fees from "third party vehicles," Footnote 8 of the fee table and other disclosure in the prospectus states that the Adviser voluntarily agreed to waive management fees that otherwise would be payable from investments in exchange traded funds and the Octagon High Income Fund. Since the Adviser is not entitled to management fees from these assets, there is no waiver.

2. The disclosure states that "[t]he The Base Management Fee is calculated based on the value of our total assets (excluding Non-Eligible Assets, but including assets purchased with borrowed funds that are not Non-Eligible Assets) at the end of the most recently completed fiscal quarter." Please state here, and prominently in the summary risk disclosure, that this calculation of the base management fee encourages the use of leverage, even though it may be risky to do so.

Consolidated Financial Statements

1. Please include the accountant's consent as required by Item 25.2.n of Form N-2. Additionally, please file a separate opinion covering the senior securities table.

2. The Company's Form 10-K is due January 14, 2013. If the prospectus will be used after December 31, 2012, please file a post-effective amendment to update the financial information in the Registration Statement to include the October 31, 2012 financial statements.

3. Please present the audited financial statements separately from the unaudited most recent quarter financial statements.

Consolidated Financial Statements filed on Form 10-K on 1/12/2012

Statement of Assets and Liabilities

1. What is the composition of "Cash and Cash equivalents"? If any cash equivalents are invested in money market funds, these investments should be disclosed separately. Also, any related AFFE should be disclosed in the fee table. See comment 10 under "Fees and Expenses," above.

2. Please explain how and why the "Restricted cash and cash equivalents" in the Consolidated Balance Sheet are restricted.

3. Dividends, interest and fee receivables, net of reserves represent approximately 49% of income for the year. Are these amounts considered collectible? What is the amount of the reserves that are netted against these receivables?

4. Confirm that the "Provision for incentive compensation" includes an accrual for unrealized appreciation.

5. In accordance with Regulation S-X, Article 6-04.12 and .13, separately disclose any payables to officers and directors and amounts payable to banks or other financial institutions for borrowings.

Consolidated Schedule of Investments

1. Disclose the PIK rate of interest separately from the cash rate of interest for each investment.

2. Consider including a schedule disclosing the percentage of investments by industry concentration. If investments are concentrated in any one industry, disclose the risks associated with concentrating in that industry.

3. Please disclose in detail in "Federal Income Tax Matters, on page 88, how the Company is in, and maintains, compliance with the investment diversification requirements of Section 851(b)(3) of the Code.

4. It appears as if all of the non-legacy debt investments have been valued at either principal or cost. Please describe how each of these investments has been valued according to the standards of ASC 820. ASC 820 requires that assets be valued based on an exit price which reflects the price that would be received to sell an asset in an orderly business transaction between market participants at the measurement date. We note that for debt investments held at 10/31/11 that were also held at 10/31/10, the valuation methodology remained consistent, valuing the debt investments at either principal or cost, even though the investments had received PIK interest or the maturity date for the investments was extended. For example, the Turf Products, LLC debt continues to be valued at principal even though the interest rate was reduced and the maturity date was extended, and debt of Custom Alloy, Marine Exhibition and U.S. Gas and Electric continue to be valued at principal after PIK interest was capitalized. The MVC Automotive Group Bridge Loan continues to be valued at principal even though the maturity date has been extended multiple times. How long has this loan been outstanding? How has the Board determined that these valuations continue to be appropriate? Please provide an update on those investments held at 10/31/11 that had a scheduled maturity date in 2012.

Consolidated Statements of Operations:

Disclose any PIK income separately in each category of income if PIK income represents more than 5% of the total income.

Consolidated Statement of Changes in Net Assets:

1. Disclose the character of distributions to shareholders in accordance with Regulation S-X, Article 6-09.3.

2. Include the disclosure requirements of Regulation S-X, Article 6-09.7, which requires the Company to disclose parenthetically the balance of undistributed net investment income included in net assets at the end of the period.

Consolidated Selected Per Share Data and Ratios:

1. Disclose the portfolio turnover rate in accordance with Form N-2, Item 4.

2. Please delete the ratios of expenses and income to average net assets. The gross expense ratio including all expenses should be the only ratio included in the table. The effects of interest expense, incentive compensation and other supplemental ratios may be disclosed in a footnote to the table.

July 31, 2012 financial information:

1. Please provide the accounting analysis used to determine whether MVC Partners LLC and MVC Private Equity Fund LLC should be consolidated with the Company's financial information.

2. Please explain the nature of the "Guarantee" of Ohio Medical Corporation and why the investment is fair valued at negative $700,000.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Company and its management are in possession of all facts relating to the Company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Pamela Chen, Esq.
December 7, 2012
Page 18

Notwithstanding our comments, please furnish a letter acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- The Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

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You should respond to this letter in the form of a pre-effective amendment filed under Rule 472 of the 1933 Act. Please provide written responses to all comments. Where no changes will be made in response to a comment, please so state in your letter and also state the basis for your position. We may have further comments after reviewing your responses.

If you have any further questions about these comments, please contact James O'Connor at 202-551-6943 or o'connorj@sec.gov or contact Christina DiAngelo at 202-551-6963 or diangeloc@sec.gov.

James E. O'Connor   Christina L. DiAngelo
Attorney/Advisor   Accountant